                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)(1)

                   International Microcomputer Software, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   459862 30 6
                                   -----------
                                 (CUSIP Number)

                              Todd Silverberg, Esq.
                        Heights Capital Management, Inc.
                           401 City Avenue, Suite 220
                              Bala Cynwyd, PA 19004
                                 (610) 617-2600
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459862 30 6                13D                       Page 2 of 5 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Capital Ventures International
         -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]

         (b) [_]
         -----------------------------------------------------------------------

3        SEC USE ONLY

         -----------------------------------------------------------------------

4        SOURCE OF FUNDS*
         WC
         -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
         -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
         -----------------------------------------------------------------------
                           7        SOLE VOTING POWER

NUMBER OF                           2,422,500
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY
EACH                                2,422,500**
REPORTING                  -----------------------------------------------------
PERSON                     9        SOLE DISPOSITIVE POWER
WITH
                                    2,422,500
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    2,422,500**
         -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,422,500
         -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]
         -----------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.5% ***
         -----------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
                  CO
         -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

CUSIP No. 459862 30 6                13D                       Page 3 of 5 Pages

***      Based upon the information contained in the Company's Annual Report on
Form 10-KSB filed on September 25, 2003, the number of shares of common stock outstanding is 23,173,253.

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Heights Capital Management, Inc.
         -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [_]
         -----------------------------------------------------------------------
3        SEC USE ONLY

         -----------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
         -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [_]
         -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
         -----------------------------------------------------------------------
                           7        SOLE VOTING POWER

NUMBER OF                           0
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY
EACH                                2,422,500**
REPORTING                  -----------------------------------------------------
PERSON                     9        SOLE DISPOSITIVE POWER
WITH
                                    0
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    2,422,500**
         -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,422,500
         -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [_]
         -----------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.5% ***
         -----------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
                           CO
         -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 459862 30 6                13D                       Page 4 of 5 Pages

**       Heights Capital Management, Inc. is the investment advisor to Capital
Ventures International and, as such, may exercise voting and dispositive power over these shares.
***      Based upon the information contained in the Company's Annual Report on
Form 10-KSB filed on September 25, 2003, the number of shares of common stock outstanding is 23,173,253.

                                              SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               Amendment No. 1 to
                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.

         This Statement constitutes Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D filed by Capital Ventures International ("CVI") and Heights Capital Management, Inc. ("Heights" and, together with CVI, the "Reporting Persons") on March 13, 2000 (the "Statement") with respect to the common stock, no par value per share (the "Common Stock"), of International Microcomputer Software, Inc. (the "Company"). This Amendment No. 1 is being filed voluntarily to report the information contained herein.

         In addition, because the shares of Common Stock beneficially owned by the Reporting Persons were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transactions having such purpose or effect, any future changes in beneficial ownership will be reported on a Schedule 13G rather than on this Schedule 13D.

         Item 5 of the Statement is hereby amended and supplemented by the addition of the following at the end thereof:

Item 5.  Interest in Securities of the Issuer.

         On September 5, 2000, CVI's right to purchase the Optional Shares expired unexercised.

         Between February 14, 2002 and March 7, 2002, CVI sold in open market transactions an aggregate of 77,500 shares of Common Stock at per share prices (net of brokerage commissions) of between $.49 and $.52. Such sales resulted in the receipt by CVI of aggregate net proceeds of approximately $38,287.

         Issuances of Common Stock by the Company subsequent to the filing of the Statement, including 9,000,000 shares issued in connection with the termination of a merger involving the Company and a third party, have resulted in the Company's outstanding shares of Common Stock increasing from 9,086,722 shares as of March 2, 2000 to 23,173,253 shares as of September 22, 2003. This increase to the number of shares of Common Stock outstanding together with the sales of the shares of Common Stock described above have reduced the beneficial ownership percentages of the Reporting Persons from 27.5% to 10.5%

         Except as described above, neither Reporting Person has effected any transactions in the Common Stock, including during the past sixty (60) days.

CUSIP No. 459862 30 6                13D                       Page 5 of 5 Pages

Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement


                                                                       SIGNATURE
                                                                       ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 5, 2003                 CAPITAL VENTURES INTERNATIONAL

                                        By: Heights Capital Management, Inc.,
                                            pursuant to a Limited Power of
                                            Attorney, a copy of which was filed
                                            as Exhibit E to the original
                                            Schedule 13D and which is hereby
                                            incorporated by reference

                                            By:   /s/ Todd Silverberg
                                                  ------------------------------
                                                  Todd Silverberg, General
                                                  Counsel and Secretary


                                            HEIGHTS CAPITAL MANAGEMENT, INC.

                                        By: /s/ Todd Silverberg
                                            ------------------------------------
                                            Todd Silverberg, General Counsel
                                            and Secretary

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to shares of Common Stock of International Microcomputer Software, Inc., dated March 2, 2000, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934.

Date:  March 13, 2000                   CAPITAL VENTURES INTERNATIONAL

                                        By: Heights Capital Management, Inc.,
                                            pursuant to a Limited Power of
                                            Attorney, a copy of which was filed
                                            as Exhibit E to the original
                                            Schedule 13D and which is hereby
                                            incorporated by reference

                                            By:   /s/ Michael Spolan
                                                  ------------------------------
                                                  Michael Spolan, General
                                                  Counsel and Secretary


Date:  March 13, 2000                   HEIGHTS CAPITAL MANAGEMENT, INC.


                                        By: /s/ Michael Spolan
                                            ------------------------------------
                                            Michael Spolan, General Counsel
                                            and Secretary